UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

80 PARK PLAZA

NEWARK, NEW JERSEY 07102

MAILING ADDRESS: P.O. Box 1171

NEWARK, NEW JERSEY 07101-1171

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Public Service Enterprise Group Incorporated

Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Public Service Enterprise Group Incorporated Employee Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
Kingston, Pennsylvania
June 28, 2012

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2011	2010
	(Thousands)
ASSETS
Investments at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$958,640	$919,067

Total Investments	958,640	919,067

Receivables:
Participant Loans	30,398	29,767
Deposits and Contributions—Employees	869	1,308
Deposits and Contributions—Employer	172	287
Other	0	70

Total Receivables	31,439	31,432

Total Assets	990,079	950,499

LIABILITIES
Accounts Payable	1	0
Accrued Expenses	205	84

Total Liabilities	206	84

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	989,873	950,415

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,100)	(16,032)

NET ASSETS AVAILABLE FOR BENEFITS	$969,773	$934,383

See Notes to Financial Statements.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

(Thousands)
ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$12,338
Interest on Participant Loans	1,146

Total Net Investment Income	13,484

Deposits and Contributions
Employees	51,461
Employer	17,423

Total Deposits and Contribution	68,884

Total Additions	82,368

DEDUCTIONS
Benefit Payments to Participants	42,909
Administrative Expenses	1,286

Total Deductions	44,195

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	38,173

Transfers to Thrift and Tax-Deferred Savings Plan-Net	(2,783)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	35,390

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	934,383

End of Year	$969,773

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General

The following description of the Public Service Enterprise Group Incorporated Employee Savings Plan (“Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description (“SPD”) for more complete information.

The Plan is a defined contribution retirement plan covering substantially all bargaining unit employees of Public Service Enterprise Group Incorporated (“Company”) and its Participating Affiliates (each, an “Employer”). The Company’s Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The Company’s Thrift and Pension Investment Committee (“TPIC”) is the Named Fiduciary of the Plan with respect to the investment of Plan assets. The trustee of the Plan, The Bank of New York Mellon (“Trustee”), is responsible for the custody and management of the Plan’s assets. Aon Hewitt is the record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Substantially all of the Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by the Company and administered by the Trustee.

Contributions, Deposits and Investment Options

Generally, Participants may contribute from 1% to 7% of their annual compensation each year as basic deposits, as defined in the Plan (“Basic Deposits”), subject to certain Internal Revenue Code (“IRC”) limitations. The Participant’s Employer contributes an amount equal to 50% of this Basic Deposit as its matching contribution to the Plan (Employer Contributions). Employer Contributions begin when that Participant has completed 1,000 hours of service, as defined by the Plan, with his/her Employer. Employer Contributions are made in cash. Participants may also contribute amounts representing distributions from other plans and certain Individual Retirement Accounts (“IRA’s”).

Effective in February 2010, Employer Contributions for certain Participants who are eligible for retirement benefits under the Pension Plan of Public Service Enterprise Group Incorporated (Pension Plan) Employer Contributions under the Plan were suspended or reduced from 50% to 25% on the first 7% of Basic Deposits. These Employer Contributions were restored to their prior levels effective January 2011. Effective January 2012, the compensation for plan purposes for Participants who are represented by Utility Workers Union of America (“UWUA”) Local 601 has changed such that overtime is limited to 10% of base earnings and miscellaneous pay is not included. For 2012, Employer Contributions for Participants who are represented by UWUA Local were reduced from 50% to 25% on the first 7% of Basic Deposits.

Participants have the ability to make Roth Elective Deferrals within the Plan. In addition, a Participant may elect to make supplemental deposits to the Plan in increments of 1% of compensation up to an additional 43% of compensation (“Supplemental Deposits”), subject to certain IRC limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as post-income tax contributions or Roth Elective Deferrals (together “Nondeferred Deposits”) or pre-income tax contributions (“Deferred Deposits”).

NOTES TO FINANCIAL STATEMENTS

Each Participant may, within any Plan Year, make one or more additional lump sum deposits on a nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant’s Basic Deposits and Supplemental Deposits, do not exceed 50% of his or her compensation for that Plan Year and subject to IRC limitations.

Participants may direct the investment of their accounts into various investment options offered by the Plan. The Plan offers investment options in Investment Contracts, the Common Stock of the Company via the Enterprise Common Stock Fund (“Company Stock Fund”) and the Employee Stock Ownership Plan (“ESOP”) Fund, the Schwab Personal Choice Retirement Account (“PCRA”) Fund, and mutual funds consisting of various lifestyle funds, other mutual funds and pre-mix portfolios (which are invested in specific percentages of the mutual funds).

The ESOP Fund is only available to Participants who were hired prior to August 1, 1986 and qualified for participation. Contributions to or transfers into the ESOP Fund are no longer permitted. ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of the Company Common Stock held for their account in the ESOP Fund.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) the Employer’s contributions and (c) earnings and/or losses. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant or beneficiary is entitled upon death, disability, retirement or termination of service, as applicable, is the benefit that can be provided from the Participant’s vested account.

Participants who have elected to participate in the Company Stock Fund may elect to have the dividends on the shares of the Common Stock paid directly to the Participant (or beneficiary) in cash or paid to the Participant’s account, which will then be reinvested in the Company Common Stock Fund. This provision is not applicable with respect to Company Common Stock held in a Participant’s ESOP Fund.

Participant Loans

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that range from 3.25% to 8.25% at December 31, 2011, which are commensurate with local prevailing rates at the time that the loan was originated, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

No amounts may be loaned directly from any ESOP Fund, from any portion of a Participant’s account attributable to transfers from the Cash Balance Pension Plan for Represented Employees of Public Service Enterprise Group Incorporated (“Cash Balance Plan”) or from assets held in the Schwab PCRA Fund. Participants can initiate only one loan per calendar year and may have no more than two loans outstanding at any one time.

These loans are measured at their unpaid principal balances plus any accrued but unpaid interest.

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Upon termination of service due to retirement, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment, or in quarterly or annual installments over a period not to exceed ten years, or may elect to leave the account balance in the Plan and elect a distribution at a later date. If a Participant is no longer working for the Company and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70 1/2. If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. For termination of service for reasons other than those described above, the Participant may elect to receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account or leave the account balance in the Plan and elect a distribution at a later date.

If a Participant withdraws Basic and/or Supplemental Deposits and/or vested Employer Contributions before such amounts have been in the Plan for twenty-four months, the Plan imposes a penalty in that such Participant will not be eligible to receive the matching Employer Contributions during the subsequent three months. During 2010, the penalty for Participants who were not receiving matching Employer Contributions was that their ability to contribute to the Plan was suspended for three months.

Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan’s record keeper. Nondeferred Deposits may be withdrawn at any time, but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59 1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Vesting

All Participants are 100% vested in the Plan from the first date of hire. For amounts transferred from the Cash Balance Plan, the vesting schedule under the Cash Balance Plan applies.

Forfeitures

Any nonvested portion (certain amounts transferred from the Cash Balance Plan) of the Participant’s account, determined as of the date of severance from employment, will be forfeited and will be applied thereafter to reduce a subsequent contribution or contributions of the Employer as provided in the Plan. If such former Participant is rehired and remains employed by an Employer at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the Employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments in the Master Trust are stated at fair value, as determined by quoted market prices, except for its contracts within the Stable Value Fund, which are valued at contract value, certain Fixed Income Funds, Short-Term Investments and Cash Equivalents. The Master Trust’s investments in the investment contracts of the Stable Value Fund are with various insurance companies and other financial institutions. Non-participating synthetic investment contract fair values were determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the process described above. Contract value is discussed in Note 3. The Fixed Income Funds are stated at fair value using observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

NOTES TO FINANCIAL STATEMENTS

Certain Short-Term Investments and Cash Equivalents are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to Participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were $167,605 and $127,139 as of December 31, 2011 and 2010, respectively.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of the Company are paid by Employers (Note 6).

Transfers of the ESOP Fund

Participants are permitted to transfer all, but not less than all, of the shares of the Company’s Common Stock from their ESOP Fund to other investment options in the Plan. To effectuate such transfers, the Trustee will sell the shares of the Company’s Common Stock held in the ESOP Fund and invest the proceeds in the other investment funds designated by the Participant. The cash value of each share of the Company’s Common Stock transferred will be equal to the price per share of the Company’s Common Stock actually received by the Trustee.

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENT OF THE PLAN AND THE PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED THRIFT AND TAX-DEFERRED SAVINGS PLAN (THRIFT PLAN) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan for investment and administrative purposes. The Thrift Plan is a defined contribution retirement plan available to non-represented employees of the Employers. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2011 and 2010, the Plan’s interests in the assets of the Master Trust were approximately 45% and 44%, respectively.

	As of December 31,
	2011	2010
	(Thousands)
Investments of Master Trust at Fair Value:
Cash Equivalents and Short-Term Investments	$64,521	$42,308
Common Stock of Public Service Enterprise Group Incorporated*	186,893	185,927
Mutual Funds	960,745	964,071
Investment Contracts (Stable Value Fund)	845,638	816,302
Schwab PCRA Fund (a)	64,591	67,963

Total Investments	$2,122,388	$2,076,571

For the Year Ended December 31, 2011
(Thousands)
Investment Income (Loss) of Master Trust:
Net Depreciation in Fair Value of Mutual Funds	$(11,028)
Net Appreciation in Fair Value of Common Stock of Public Service Enterprise Group Incorporated*	8,458
Net Depreciation in Fair Value of Schwab PCRA Fund (a)	(6,095)
Interest from Investment Contracts	28,304
Dividends from Common Stock of Public Service Enterprise Group Incorporated*	7,536

Total Investment Income, Net	$27,175

(a)	Amounts primarily relate to equity investments in stocks and in mutual funds. The net change in fair value is primarily comprised of realized/unrealized gains or losses and dividends earned on these equity investments.
*	Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

Assets of the Stable Value Fund

The investment approach used by the Stable Value Fund is a “building block” approach for stable value portfolio construction, meaning a series of proprietary commingled fixed income funds to build each stable value portfolio. This approach provides extraordinary diversification, typically between 2,500 and 3,000 individual securities broadly diversified across fixed income sectors. As of December 31, 2011, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Fair Value (Thousands)
Bank of America (A)	Synthetic	Open-Ended	2.89%	$99,688
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.59%	49,361
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.16%	48,101
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.06%	111,693
JP Morgan Chase (A)	Synthetic	Open-Ended	3.02%	42,934
Monumental Life (A)	Synthetic	Open-Ended	3.37%	202,958
Pacific Life Insurance (A)	Synthetic	Open-Ended	2.95%	52,667
Pacific Life Insurance (A)	Synthetic	Open-Ended	3.37%	151,163
Prudential Ins Co. (A)	Synthetic	Open-Ended	3.03%	87,073

Total Investment Contracts				845,638
Investment in BNY Mellon Short-Term Investment Fund			0.05%	57,320

Total Stable Value Fund				$902,958

(A)	Managed by INVESCO Institutional, Inc.

As of December 31, 2010, the Stable Value Fund was comprised of the following:

Issuer	Type	Expiration	Effective Rate	Fair Value (Thousands)
Bank of America (A)	Synthetic	Open-Ended	3.53%	$96,380
ING Life Insurance & Annuity Co. (A)	Synthetic	Open-Ended	3.77%	107,932
JP Morgan Chase (A)	Synthetic	Open-Ended	3.81%	145,371
Monumental Life (A)	Synthetic	Open-Ended	4.24%	155,123
Pacific Life Insurance (A)	Synthetic	Open-Ended	4.22%	143,619
Pacific Life Insurance (A)	Synthetic	Open-Ended	3.68%	50,927
Rabobank Nederland (A)	Synthetic	Open-Ended	4.93%	116,950

Total Investment Contracts				816,302
Investment in BNY Mellon Short-Term Investment Fund			0.08%	13,067

Total Stable Value Fund				$829,369

(A)	Managed by INVESCO Institutional, Inc.

NOTES TO FINANCIAL STATEMENTS

Most of the investments in the Stable Value Fund are in benefit-responsive investment contracts. The units in the underlying “building block Funds” are held by the plan custodian. The accounts are credited with earnings on the underlying investments and charged for Participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Master Trust.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value, as reported to the Master Trust by the Stable Value Fund managers, represents contributions made under the contracts, plus earnings, less Participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but may not be less than zero. Such rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Master Trust, as directed by the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The TPIC does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Participants, is probable.

The average yield based on actual earnings was approximately 1.44% and 2.32% for 2011 and 2010, respectively. The average yield based on interest rate credited to Participants was approximately 2.98% and 4.01% for 2011 and 2010, respectively.

The fair market value of the wrapper contracts in the Stable Value Fund, which is the difference between the Fund’s fair value and contract value, was higher by $44,090,833 and $35,627,100 as of December 31, 2011 and 2010, respectively.

Assets of the Company Stock Fund

The assets of the Company Stock Fund are invested in shares of the Company’s Common Stock.

Schwab PCRA Fund

The Schwab PCRA Fund is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds and stocks. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Participants may transfer up to 100% of their account balance, less $500 to pay for certain fees, to the Schwab PCRA Fund.

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

GAAP established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions.

In some valuations, the inputs may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2011 and December 31, 2010, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2011
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash and Cash Equivalents	$64,521	$57,320	$7,201	$0
Common Stock of Public Service Enterprise Group Incorporated	186,893	186,893	0	0
Mutual Funds:
Vanguard Developed Markets	146,036	146,036	0	0
Vanguard Institutional Index Fund	315,301	315,301	0	0
Vanguard Mid Cap Fund	147,790	147,790	0	0
Vanguard Small Cap Fund	142,856	142,856	0	0
Target Retirement Funds	70,346	70,346	0	0
Fixed Income Securities	138,416	0	138,416	0
Stable Value Fund	845,638	0	845,638	0
Schwab PCRA Fund	64,591	64,591	0	0

Total Investment in Master Trust	$2,122,388	$1,131,133	$991,255	$0

NOTES TO FINANCIAL STATEMENTS

	Recurring Fair Value Measurements as of December 31, 2010
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Cash and Cash Equivalents	$42,308	$12,999	$29,309	$0
Common Stock of Public Service Enterprise Group Incorporated	185,927	185,927	0	0
Mutual Funds:
Vanguard Developed Markets	162,349	162,349	0	0
Vanguard Institutional Index Fund	318,703	318,703	0	0
Vanguard Mid Cap Fund	161,867	161,867	0	0
Vanguard Small Cap Fund	154,509	154,509	0	0
Target Retirement Funds	58,875	58,875	0	0
Fixed Income Securities	107,768	0	107,768	0
Stable Value Fund	816,302	0	816,302	0
Schwab PCRA Fund	67,963	67,963	0	0

Total Investment in Master Trust	$2,076,571	$1,123,192	$953,379	$0

Certain commingled cash equivalents included in temporary investment funds are valued using observable market prices or market parameters such as time-to-maturity, coupon rate, quality rating and current yield.

A reconciliation of the beginning and ending balances of the Plan’s Level 3 assets for the year ended December 31, 2010 follows:

	Balance as of January 1, 2010	Purchases/ Transfer-in/ (Sales)/ (Transfer-Out)	Realized or Unrealized Gains / (Losses)	Balance as of December 31, 2010
	(Thousands)
Cash Equivalents and Short Term Investments	$11,064	($11,064)	$0	$0

During year 2010, cash equivalents of $11,064 were transferred from Level 3 to Level 2, due to more observable pricing for underlying securities. As per Plan policy, this transfer was recognized as of the beginning of the first quarter.

NOTES TO FINANCIAL STATEMENTS

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on May 25, 2004, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan’s administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The Plan filed an application for determination of continuing qualification with the IRS on December 30, 2008. To date, the IRS has not completed its review of the application.

6.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Company’s Common Stock. Since the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2011 and 2010, the Master Trust held 5,661,714 and 5,844,918 shares, respectively, of the Company’s Common Stock, in the ESOP Fund and the Company Stock Fund, with a market value per share of $33.01 and $31.81, respectively.

For the year ended December 31, 2011, the Master Trust recorded dividend income of approximately $7.5 million from the Company’s Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$969,774,354	$934,383,965
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,100,481	16,032,195

Net assets available for benefits per Form 5500	$989,874,835	$950,416,160

The $15,121,156 Net Investment Gain from Master Trust Investments presented in the Form 5500 for the year ended December 31, 2011 includes $16,406,669 of Investment Gains (comprised of the $12,338,383 of the Plan’s interest in gains of Master Employee Benefit Plan Trust plus the $4,068,286 adjustment from fair value to contract value for fully benefit-responsive investment contracts) less $1,285,513 of administrative expenses.

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

EMPLOYEE SAVINGS PLAN

PLAN No. 006, EIN No. 22-2625848

SCHEDULE H, PART IV LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value

Various Participants *	2,633 Participant Loans (maturing 2012 to 2017 at interest rates of 3.25% to 8.25%), secured by participant accounts	$0	$30,398,164

*	Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Public Service Enterprise Group Incorporated
Employee Savings Plan
(Name of Plan)

By:	/s/ Margaret M. Pego

Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 28, 2012

EXHIBIT INDEX

Exhibit Number

99	Consent of Independent Registered Public Accounting Firm